# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MFS GOVERNMENT MARKETS INCOME TRUST, CIK 0000811922
CUSIP: 552939100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 Huntington Avenue, 24th Floor, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 02/24/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402, 612-332-3223

## Reporting persons
- SIT INVESTMENT ASSOCIATES INC (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,101,782; sole dispositive power 0; shared dispositive power 9,101,782; aggregate amount beneficially owned 9,101,782 (27.9% of the class)
- SIT FIXED INCOME ADVISORS II LLC /ADV (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,101,782; sole dispositive power 0; shared dispositive power 9,101,782; aggregate amount beneficially owned 9,101,782 (27.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MFS GOVERNMENT MARKETS INCOME TRUST
Address of issuer's principal executive offices: 111 Huntington Avenue, 24th Floor, Boston, Massachusetts (MA), 02199

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

Sit Investment Associates, Inc., a Minnesota corporation (SIA),and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B.
Residence or business address: The business address of each of the Sit Entities is 80 South Eighth Street, Suite 3300. Minneapolis, MN 55402
Present principal occupation or employment:
SIA is a registered investment adviser.

SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients. SIA and SFI have entered into investment management agreements with each of its clients pursuant to which SIA or SFI has full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Roger J. Sit is chairman and CEO of SIA and SFI.
Ronald D. Sit is a director of SIA.
Raymond E. Sit is a vice president of SIA and director

By virtue of these positions, each of SIA, SFI, Roger J. Sit, Ronald D. Sit, and Raymond E. Sit may be deemed to beneficially own the Shares held in SIA and SFI client accounts. SIA, SFI, Roger J. Sit, Ronald D. Sit, and Raymond E. Sit together are the "Sit Entities."
Criminal convictions in the last five years: During the last five years, Roger J. Sit, Ronald D. Sit, and Raymond E. Sit have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Roger J. Sit, Ronald D. Sit, and Raymond E. Sit are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities' belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer's assets, changes in the Issuer's investment strategy, and composition of the Issuer's portfolio.

None of Sit Entities have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Sit Entities intend to review their investment in the Issuer's Shares on a continuing basis and may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including engaging in discussions with management, the Board of Trustees and shareholders concerning, among other things, proposals of the Board of Trustees seeking approval of a reorganization, the Issuer's performance, the market prices of the Issuer's Shares relative to the value of the Issuer's assets, the Issuer's distribution rate, the Issuer's capitalization, the Issuer's investment strategy, and the Issuer's portfolio holdings. The Sit Entities may make binding and non-binding shareholder proposals or may nominate one or more individuals as nominees for election to the Board of Trustees.

On December 11, 2025 the Board of Trustees of the Issuer and MFS Intermediate High Income Fund ("CIF"), MFS Charter Income Trust ("MCR") and MFS Intermediate Income Trust ("MIN") and collectively with Issuer, CIF, MCR, and MIN the "Target Funds," and each, a "Target Fund") approved a plan of reorganization between the Target Fund and MFS Multimarket Income Trust (the "Acquiring Fund"), pursuant to which if approved by shareholders the Target Fund would transfer substantially all of its assets to the Acquiring Fund, and the Acquiring Fund would assume all stated liabilities of the Target Fund, in exchange solely for newly issued shares of beneficial interest in the Acquiring Fund, which would be distributed by the Target Fund to the shareholders of the Target Fund in the form of a liquidating distribution, and the Target Fund would be liquidated, terminated and dissolved (the "Reorganization").

On February 24, 2026 the Sit Entities sent a letter to the Board of Trustees stating the Sit Entities' opposition to the proposed Reorganization, a copy of which is attached as Exhibit C and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses on each cover page of this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 32,590,193 Shares outstanding as of November 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Form N-CSR.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses on each cover page of this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole of shared power to dispose or to direct the disposition. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's client accounts own more than 5% of the shares outstanding, and none of SIA's or SFI's directors or executive officers own shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares effected during the past 60 days by the Sit Entities are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Schedule of Transactions in Shares by Sit Entities during the past 60 days
Exhibit B: Joint Filing Agreement
Exhibit C: Correspondence to Issuer

## Signatures
- SIT INVESTMENT ASSOCIATES INC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (02/24/2026)
- SIT FIXED INCOME ADVISORS II LLC /ADV: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (02/24/2026)